UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

LodgeNet Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

540211109

(CUSIP number)

PAR Capital Management, Inc.

Attention: Steve Smith

One International Place

Suite 2401

Boston, MA 02110

(617) 556-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540211109	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAR Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,248,677*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,248,677*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,677*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents 8,500 shares of 10% Series B Convertible Preferred Stock of the Issuer which are presently convertible by the holder thereof into shares of common stock of the Issuer at a conversion ratio of 264.55-to-1. The percentage of shares beneficially owned as set forth in row 13 above is based on 26,831,911 shares of common stock of the Issuer outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

CUSIP No. 540211109	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAR Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,248,677*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,248,677*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,677*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents 8,500 shares of 10% Series B Convertible Preferred Stock of the Issuer which are presently convertible by the holder thereof into shares of common stock of the Issuer at a conversion ratio of 264.55-to-1. The percentage of shares beneficially owned as set forth in row 13 above is based on 26,831,911 shares of common stock of the Issuer outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

CUSIP No. 540211109	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAR Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,248,677*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,248,677*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,677*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 8,500 shares of 10% Series B Convertible Preferred Stock of the Issuer which are presently convertible by the holder thereof into shares of common stock of the Issuer at a conversion ratio of 264.55-to-1. The percentage of shares beneficially owned as set forth in row 13 above is based on 26,831,911 shares of common stock of the Issuer outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

The following constitutes Amendment No. 1to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

PAR Investment Partners paid an aggregate amount of approximately $19,778,500.00 to acquire beneficial ownership of 5,098,677 shares (the “Shares”) beginning in June 2010, in the ordinary course of business. The Shares initially comprised 2,850,000 shares of Common Stock and 8,500 shares of 10% Series B Convertible Preferred Stock (the “Preferred Stock”) of the Issuer which were then convertible into 2,248,677 shares of Common Stock at the option of the holder.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

PAR Investment Partners disposed of the Shares reported in Item 5(c) of this Schedule 13D/A in the ordinary course of business.

PAR Investment Partners acquired the Shares as investments in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares, including through derivative transactions which may include short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item

4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) As of January 3, 2013, PAR Investment Partners owned beneficially 8,500 shares of Preferred Stock, which are presently convertible by the holder thereof into shares of common stock of the Issuer at a conversion ratio of 264.55-to-1. These shares represent 2,248,677 shares of Common Stock, or approximately 8.4%, on an as-converted basis, of the 26,831,911 shares of common stock of the Issuer outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

As of January 3, 2013, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 8,500 shares of Preferred Stock owned beneficially by PAR Investment Partners, representing 2,248,677, or approximately 8.4%, on an as-converted basis, of the 26,831,911 shares of common stock of the Issuer outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

As of January 3, 2010, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 8,500 shares of Preferred Stock owned beneficially by PAR Investment Partners, representing 2,248,677, or approximately 8.4%, on an as-converted basis, of the 26,831,911 shares of common stock of the Issuer outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

(c)

Date	Type of Transaction	Number of Shares	Price Per Share
1/2/2013	Open Market Sale	1,660,000	$.0465
1/3/2013	Open Market Sale	1,190,000	$.0447

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

As more fully described in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2012, on December 30, 2012 the Issuer entered into an

Investment Agreement (the “Investment Agreement”) with Colony Capital, LLC and its affiliate, Col-L Acquisition, LLC (“Colony”), and certain other investors, including PAR Investment Partners, pursuant to which Colony and such other investors will invest an aggregate of $60 million of new capital (the “New Capital”) in the Company, with an option to invest up to an additional $30 million, to support a proposed recapitalization of the Company. Pursuant to the terms of the Investment Agreement, PAR Investment Partners agreed, subject to the terms and conditions set forth in the Investment Agreement, to invest an amount equal to one-third of the New Capital. The closing of the transactions contemplated by the Investment Agreement is subject to various closing conditions, including, among others, bankruptcy court confirmation of a pre-packaged plan or reorganization contemplated by the Investment Agreement, the Issuer’s satisfaction of a minimum liquidity test, execution of a new satellite agreement with DirecTV LLC (“DIRECTV”), the negotiation and execution of a new credit facility pursuant to the terms of an agreed upon term sheet and in form and substance satisfactory to Colony, obtaining a new revolving credit facility, and other typical closing conditions.

In addition, PAR Investment Partners has entered into cash settled equity swap and other similar derivatives transactions and contracts with one or more counterparties, the value of which is based in whole or in part on the value of the Issuer’s securities. PAR Investment Partners has modified, added to and/or unwound certain of such contracts, and expects to do so in the future. The profit and loss on such contracts is wholly or partially referenced to, and therefore calculated based on, the market value of the Issuer’s securities, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Issuer’s securities may be included, or a combination of any of the foregoing. The equity swap contracts described above do not, and will not at any time, give the Reporting Persons voting or investment power over any Issuer securities referenced therein. Accordingly, the Reporting Persons disclaim beneficial ownership in any Issuer securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as described in Item 4 and this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 6 is hereby amended and restated to read as follows:

(a)	Joint Filing Agreement among the Reporting Persons dated December 6, 2010 is filed as Exhibit 99.1 hereto.

(b)	Investment Agreement, dated as of December 30, 2012, by and among LodgeNet Interactive Corporation, Colony Capital, LLC, Col-L Acquisition, LLC, PAR Investment Partners, L.P. and the other purchasers signatory thereto as Exhibit 99.2 hereto.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2013	PAR INVESTMENT PARTNERS

	By:	PAR Group, L.P., its General Partner
	By	PAR Capital Management, Inc., its General Partner

	By:	/s/ Steven M. Smith
		Name:	Steven M. Smith
		Title:	Chief Operating Officer and General Counsel

PAR GROUP, L.P.

	By	PAR Capital Management, Inc., its General Partner

	By:	/s/ Steven M. Smith
		Name:	Steven M. Smith
		Title:	Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

	By:	/s/ Steven M. Smith
		Name:	Steven M. Smith
		Title:	Chief Operating Officer and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement among the Reporting Persons dated December 6, 2010.**

99.2	Investment Agreement, dated as of December 30, 2012, by and among LodgeNet Interactive Corporation, Colony Capital, LLC, Col-L Acquisition, LLC, PAR Investment Partners, L.P. and the other purchasers signatory thereto. ***

**	Previously filed
***	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by LodgeNet Interactive Corporation on December 31, 2012.